AULT INCORPORATED AND SUBSIDIARY
          CALCULATIONS OF CONSOLIDATED EARNINGS PER
            (In Thousands, Except Per Share Data)
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


                                             (UNAUDITED)
                                           SIX MONTHS ENDED
                                         Nov. 30,     Dec.
                                           1997        1,
                                                      1996

Computation of Primary Earnings Per
Share:

Net Income                                  $596       $517

Common Shares Outstanding at the
Beginning                              4,075,733  2,119,776
of the Year
Weighted Number of shares Issued
During the Six Months                     38,920     17,499

Common and Equivalent Shares
Attributed to Stock Options Granted      161,546    263,944

Weighted Number of Common and
Equivalent Share                       4,276,199  2,401,219


Primary Earnings Per Common and
Equivalent Share                           $0.14      $0.22

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